# SEC EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | 6-K |
| **Exchange** | AMEX |
| **Sub Filer Id** | 0001264089 |
| **Sub Filer Ccc** | qqo#k5zs |
| **Contact Name** | Derek Janis |
| **Contact Phone Number** | 416-941-5823 |
| **Reporting Period** | 08-12-2005 |
| **Global Enclosed File Count** | 4 |
| **Internet Address** | edgar@ccnmatthews.com |

## Documents

| | | |
|---|---|---|
| **6-K** | **yamana6k081205.htm** | |
| | Yamana Gold In. 6K | |
| **EX-99.1** | **ex99_1.htm** | |
| | Certification of Interim Filings CFO | |
| **EX-99.2** | **ex99_2.htm** | |
| | Certification of Interim Filings CEO | |
| **6-K** | **submissionpdf.pdf** | |
| | PDF Format | |

## Module and Segment References

**FORM 6-K**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of August 2005
Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant's name into English)

150 York Street
Suite 1902
Toronto, Ontario M5H 3S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ....[ ].....        Form 40-F        ....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ....[ ]....            No        ....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**YAMANA GOLD INC.**

Date: Aygust 12, 2005

/s/ Charles Main

Name: Charles Main
Title: CFO

**Form 52-109FT2**
**Certification of Interim Filings during Transition Period**

I, Charles Main, Chief Financial Officer of Yamana Gold Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim*
   *Filings*) of Yamana Gold Inc., for the interim period ending June 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Yamana Gold Inc.

Date: August 8, 2005                                             "Charles B. Main"
_____

Charles B. Main

Title Chief Financial Officer

**Form 52-109FT2**
**Certification of Interim Filings during Transition Period**

I, Peter Marrone, Chief Financial Officer of Yamana Gold Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Yamana Gold Inc., for the interim period ending June 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Yamana Gold Inc.

Date: August 8, 2005

"Peter Marrone"

Peter Marrone

Title President and Chief Executive Officer